Marathon Capital Markets, LLC

Financial Report
December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marathon Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Suite 3650
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacob Mayer 312-989-1343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jacob Mayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marathon Capital Markets, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH ALEXA THOMPSON
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 28, 2022

Jacob Mayer
Signature

Principal Financial Officer, Principal Operations Officer
Title

Judith Alexa Thompson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Marathon Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marathon Capital Markets, LLC (the Company) as of December 31, 2018 and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 21, 2019

Marathon Capital Markets, LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	7,432,102
Accounts receivable		2,449,392
Prepaid expenses		21,758
Total assets	$	9,903,252

Liabilities and Member's Equity

Liabilities		
Due to Parent	$	1,340,598
Accounts payable		86,857
Deferred revenue		214,887
		1,642,342
Member's equity		8,260,910
Total liabilities and member's equity	$	9,903,252

See Notes to Financial Statement.

Marathon Capital Markets, LLC

Notes to Financial Statement

Year Ended December 31, 2018

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Marathon Capital Markets, LLC (the Company) was organized in the State of Delaware and is a wholly owned subsidiary of Marathon Capital, LLC (the Parent). The Parent is the sole member of the Company and the operating agreement provides, among other things, that the term of the Company shall be perpetual until the Company is dissolved by the Parent.

The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings.

The Company does not handle customers' cash or securities and thus has no obligations under SEC Rule 15c3-3.

The Company is approved to engage in investment banking in Canada as an Exempt Market Dealer by its principal regulator, the Ontario Securities Commission. The Company is currently approved to conduct business in the provinces of Ontario, Nova Scotia and British Columbia.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: On January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)* using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods) for all active customer contracts as of that date, which had no impact on the Company's opening member's equity.

The Company's investment banking and advisory fees generally consist of non-refundable fees for a specified deliverable (i.e., a business plan or fairness opinion), up-front work fees or ongoing retainer fees, and success fees due upon the successful closing of a transaction. Fees for specific deliverables, work fees, and retainers are generally fixed, while success fees may be fixed or variable. Investment banking and advisory fees, as well as related reimbursed client expenses, are recorded when the performance obligation for the transaction is satisfied under the terms of each contract and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Generally, the performance obligation for specific deliverables is satisfied at a point in time upon delivery of the report, while the performance obligation for up-front work fees, ongoing retainer fees, and success fees is satisfied ratably over time during the term of each contract. For the year ended December 31, 2018, approximately 99% of fees were earned on contracts with performance obligations settled over time, while approximately 1% of fees were earned on contracts with performance obligations settled at a point in time. Success fees are generally constrained until the completion of a transaction is imminent and are recognized at that point. Management's judgment is required in determining when a performance obligation has been met. Most fees are due and received shortly after the completion of the related performance obligation, with the exception of up-front work fees which are invoiced and received prior to completion of the performance obligation.

Accounts receivable from investment banking and advisory services are based on executed agreements which meet the revenue recognition criteria noted above. The Company may provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables and historical collection information. As of January 1, 2018, accounts receivable, net, was $950,370, which included an allowance for doubtful accounts of $20,134. As of December 31, 2018, accounts receivable was $2,449,392 and the Company determined no allowance for doubtful accounts was necessary.

Marathon Capital Markets, LLC

Notes to Financial Statement (continued)

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Deferred revenue of $214,887 represents the portion of up-front work fees received by the Company for which the performance obligation has not been fully satisfied. There was no revenue recognized in the year ending December 31, 2018 that was previously deferred.

Expenses incurred by the Company related to fulfillment of investment banking and advisory contracts are presented on a gross basis and reimbursed to the Parent, which initially funds these expenses.

Investments: The Company held one investment in a public company which it sold during the year. For the year ended December 31, 2018, there were no transfers among levels of the Company's investments.

Foreign currency translation: The Company's functional currency and reporting currency is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date. The effect of foreign currency translation is insignificant to the financial statements taken as a whole.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file a federal or state tax return, but its taxable income is reported as part of the Parent's federal and state tax returns.

The Company has a tax sharing agreement with the Parent whereby it reimburses the Parent an estimated amount for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns. Although the Company does not prepare a stand-alone tax provision, it estimates that the Company's effective tax rate would be similar to the rate charged to it by the Parent were a stand-alone tax provision prepared.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has determined there are no material uncertain income tax positions through December 31, 2018. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2015.

Recent accounting pronouncements: In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, *Leases (Topic 842), w*hich supersedes the leasing guidance in Accounting Standards Codification (ASC) 840, *Leases.* Under ASU 2016-02 lessees are required to recognize the lease assets and lease liabilities for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of income. This guidance is effective for fiscal periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company will adopt ASU 2016-02 on January 1, 2019 using a modified retrospective approach (i.e., applied prospectively without revising prior periods). ASU 2016-02 will have no impact on the Company's financial statements.

Marathon Capital Markets, LLC

Notes to Financial Statement (continued)

Note 2. Related-Party Transactions

Pursuant to a service agreement between the Parent and the Company, the Company is invoiced various expenses. The Company is billed for transactional support and client expenses incurred by the Company related to fulfillment of investment banking and advisory contracts. The Company also pays a monthly management fee to the Parent whereby the Parent provides, among other things, office space and administrative support. In addition, the Parent pays certain expenses related to audit and regulatory matters on behalf of the Company that are reimbursed to the Parent. As noted above, the Company also makes estimated tax payments to the Parent. The Company generally settles intercompany invoices monthly.

As of December 31, 2018, the Company had a payable of $1,340,598 to the Parent.

Note 3. Concentration of Credit Risk

The Company maintains significant deposits in a bank. The Company has not experienced any losses in this account. Management believes the Company is not exposed to significant credit risk.

Note 4. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2018, the Company had net capital and a net capital requirement of $6,475,590 and $109,489, respectively. The Company's ratio of aggregate indebtedness to net capital ratio was 0.25 to 1 as of December 31, 2018. The rule may effectively restrict distributions to the Parent.

As an Exempt Market Dealer, the Company is also subject to a 50,000 Canadian Dollar excess working capital requirement by the Ontario Securities Commission and was in compliance with the requirement as of December 31, 2018.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote, and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were issued. Management has determined that there are no material events or transactions that would affect the Company's financial statements or required disclosure in the Company's footnotes to the financial statements through this date, other than those disclosed below.

The Company's Board of Managers approved a dividend to the Parent not to exceed $6,000,000 to be payable at the discretion of the Company's officers on or before March 15, 2019.